SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 3)(1)

                                   iMALL, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   45244 X 207
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                                 (CUSIP Number)

                                December 31, 1998
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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

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(1)     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 Pages

CUSIP No. 45244 X 207                                          Page 2 of 7 Pages
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Commonwealth Associates
    13-3467952
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Citizenship or place of organization.

    New York
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:


    (6) Shared voting power:
        722,499

    (7) Sole dispositive power:


    (8) Shared dispositive power:
        722,499

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(9) Aggregate amount beneficially owned by each reporting person.

    722,499
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
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(11) Percent of class represented by amount in Row 9.

     6.4%
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(12) Type of reporting person (see instructions).

     PN

CUSIP No. 45244 X 207                                          Page 3 of 7 Pages
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Commonwealth Associates Management Corp., Inc.
    13-3467952
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Citizenship or place of organization.

    New York
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:


    (6) Shared voting power:
        722,499

    (7) Sole dispositive power:


    (8) Shared dispositive power:
        722,499

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(9) Aggregate amount beneficially owned by each reporting person.

    722,499
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     6.4%
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(12) Type of reporting person (see instructions).

     CO

CUSIP No. 45244 X 207                                          Page 4 of 7 Pages
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Michael Falk
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Citizenship or place of organization.

    United States
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        412,665

    (6) Shared voting power:
        722,499

    (7) Sole dispositive power:
        412,665

    (8) Shared dispositive power:
        722,499

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(9) Aggregate amount beneficially owned by each reporting person.

    1,135,164
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     9.7%
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(12) Type of reporting person (see instructions).

     IN

CUSIP No. 45244 X 207                                          Page 5 of 7 Pages
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Item 1(a)   Name of Issuer: iMALL, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

            4400 Coldwater Canyon Blvd., Ste. 200
            Studio City, California  91604

Item 2(a) This statement is filed jointly by Commonwealth Associates ("Commonwealth"), a limited partnership organized under the laws of New York, whose principal business is investment banking and advisory services, Commonwealth Associates Management Corp., Inc., the corporate general partner of Commonwealth (the "General Partner"), and Michael S. Falk (the "Reporting Persons"). Mr Falk is the Chairman and controlling equity owner of the General Partner.

Item 2(b) The business address for Commonwealth, the General Partner and Mr. Falk is 830 Third Avenue, 4th Floor, New York, New York 10022.

Item 2(c)   Citizenship: See item 4 on pages 2, 3 and 4.

Item 2(d)   Title of Class of Securities: Common Stock, $.001 par value

Item 2(e)   CUSIP Number: 45244 X 207

Item 3 If this statement if filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4.     Ownership:

      (a) Amount beneficially owned: Commonwealth is the beneficial owner of a total of 722,499 shares of Common Stock underlying warrants issued to Commonwealth for serving as placement agent for a private placement ("Agent's Warrants"), representing approximately 6.4% of the issued and outstanding shares of Common Stock of the Company. The General Partner is the beneficial owner of Commonwealth's 722,499 shares of Common Stock. Mr. Falk is the beneficial owner of an aggregate of 1,135,164 shares of Common Stock, consisting of (i) 23,734 shares of Common Stock which he and the Falk Family Foundation (the "Trust") have the right to acquire at any time upon conversion of the shares of Series A Preferred Stock held by Falk and the Trust; (ii) Agent's Warrants to purchase 373,307 shares of Common Stock; (iii) 15,624 shares of Common Stock issuable upon exercise of warrants purchased in a private placement held by Falk and the Trust; and (iv) the 722,499 shares of Common Stock beneficially owned by Commonwealth, representing approximately 9.7% of the issued and outstanding shares of Common Stock of the Company. The Trust is a charitable trust for which Mr. Falk serves as trustee. In his capacity as Chairman and controlling equity owner of the General Partner, Mr. Falk shares voting and dispositive power with respect to the securities beneficially owned by Commonwealth and may be deemed to be the beneficial owner of such securities.

CUSIP No. 45244 X 207                                          Page 6 of 7 Pages
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      (b)   Percent of class: See item 4(a) above.

      (c)   Number of shares as to which such person has:

            (i) Sole power to vote or to direct the vote: Mr. Falk has the sole power to vote or to direct the vote of (i) the 20,593 shares beneficially owned by him; (ii) the 18,765 shares beneficially owned by the Trust; and (iii) the 373,307 shares underlying his Agent's Warrants.

            (ii) Shared power to vote or to direct the vote: Commonwealth, the General Partner and Mr. Falk share the power to vote or direct the vote of all of the 722,499 shares underlying Agent's Warrants beneficially owned by Commonwealth.

            (iii) Sole power to dispose or to direct the disposition of: Mr.
                  Falk has the sole power to dispose of or to direct the disposition of (i) the 20,593 shares of Common Stock beneficially owned by him; (ii) the 18,765 shares beneficially owned by the Trust; and (iii) the 373,307 shares underlying his Agent's Warrants.

            (iv)  Shared power to dispose or to direct the disposition of:
                  Commonwealth, the General Partner and Mr. Falk share the power to dispose or direct the disposition of all of the 722,499 shares underlying Agent's Warrants beneficially owned by Commonwealth.

Item 5.     Ownership of Five Percent or Less of a Class:

            Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not Applicable

Item 7. Identification and Classification of Subsidiary Which Acquired the Securities

            Not Applicable

Item 8.     Identification and Classification of Members of the Group

            Note Applicable

Item 9.     Notice of Dissolution of Group

            Not Applicable

Item 10.    Certifications

CUSIP No. 45244 X 207                                          Page 7 of 7 Pages
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            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 1999      Commonwealth Associates, a New York limited
       New York, New York     partnership

                              By: Commonwealth Associates Management Corp.,
                                  Inc., its general partner


                              By: /s/ Joseph Wynne
                                  ------------------------------------------
                                  Joseph Wynne
                                  Chief Financial Officer


Dated: February 10, 1999      /s/ Michael S. Falk
       New York, New York     ----------------------------------------------
                              Michael S. Falk